UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AxoGen Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

523251 10 6
(CUSIP Number)

Bryan W. Lee
700 Lavaca Street,Suite 1300
Austin, TX 78701
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


October 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

* Rule 13d-1(b)

* Rule 13d-1(c)

* Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing ont his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Person:

JAM Mark 3:1, LP
I.R.S. Identification No. of above person (entities only):   27-2779977

2. Check the Appropriate Box if a Member of a Group:

a. [ ]
b. [ ]

3. SEC Use Only:

4. Citizenship or Place of Organization:

Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:


5.
Sole Voting Power:
	1,114,613



6.
Shared Voting Power:
	0



7.
Sole Dispositive Power:
	1,114,613



8.
Shared Dispositive Power:
	0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:

		1,114,613

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

       N/A

11. Percent of Class Represented by Amount in Row (9):

		10.19%

12.	Type of Reporting Person:

		PN


Item 1(a).	Name of Issuer:

AxoGen Corp.

Item 1(b). Address of the Issuer's Principal Executive Offices:

13859 Progress Boulevard, Suite 100
Alachua, Florida

Item 2(a). Name of Person Filing:

JAM Mark 3:1, LP

Item 2(b). Address of Principal Business Office or, if None, Residence:

16 Boardwalk Plaza
Saint Simons Island, GA 31522

Item 2(c). Citizenship:

JAM Mark 3:1, LP is a Delaware limited partnership.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

52325 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
 or (c), check whether the person filing is a:

Not applicable.


Item 4. Ownership:

(a) Amount of beneficially owned:  1,114,613

(b) Percent of class:  10.19%

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote:

     1,114,613

   (ii) Shared power to vote or to direct the vote:

     0

   (iii) Sole power to dispose or to direct the disposition of:

     1,114,613

   (iv) Shared power to dispose or to direct the disposition of:

     0

JAM Mark 3:1, LP is a limited partnership. John A. McCallum, a United States citizen, has control of a Delaware limited liability company that may be deemed to control the general partner of JAM Mark 3:1, LP.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Under certain circumstances set forth in the limited partnership agreement of JAM Mark 3:1, LP (the "Partnership"), the partners of such entity may be deemed to have the right to receive dividends from, or the proceeds of sale from, the shares of the Issuer owned by the Partnership, and the interest of Utility Service Holding Company, a limited partner of the Partnership, may be deemed to relate to more than five percent of the total outstanding common stock of the Issuer.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date as of October 11, 2011.

JAM MARK 3:1, LP

By:	JAM MARK 3:1 GP, LLC, its General Partner

By:	John A. McCallum, Manager

By:	/s/John A. McCallum